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ABIOMED, Inc.

Filing Type:               Form 425 OTHERDOC
Description:               Form 425
Filing Date:               January 12, 2001
Period End:                N/A

Primary Exchange:          NASDAQ
Ticker:                    ABMD


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ABIOMED OFFERS ANSWERS TO QUESTIONS ABOUT PROPOSED ACQUISITION OF
THERMO CARDIOSYSTEMS


         DANVERS, MA, January 12, 2001--ABIOMED, Inc. (NASDAQ: ABMD), a leader in heart assist and replacement technology, provided today answers to questions regarding its offer to acquire Thermo Cardiosystems, Inc. (AMEX: TCA).

         On January 9, 2001, ABIOMED confirmed that it has made a series of offers to acquire TCA. On January 11, 2001, ABIOMED announced that it had revised its offer. ABIOMED's January 11th offer is to purchase all of the shares of stock of TCA in exchange for a fixed $11.50 per share of TCA common stock, with a minimum of $2.50 in cash and the balance in ABIOMED common stock. There are approximately 38.6 million shares of TCA stock currently outstanding. The number of shares to which TCA shareholders would be entitled to would be calculated based on the average trading price of ABIOMED's stock in a defined time period prior to closing. The new combined entity would be called ABIOMED, Inc. and would be managed by a team led by Dr. David M. Lederman. Because there is no overlap in product lines, the desire would be to retain management, employees and operations of both companies.

         Following are questions about the proposed acquisition. The corresponding answers represent the opinions of ABIOMED's senior management.

Q.       Why is the acquisition of TCA beneficial to ABIOMED?
A. There are four primary markets for mechanical circulatory support devices: bridge to recovery, bridge to transplant, alternative to transplant, and heart replacement. ABIOMED is the leader in the first and last while TCA is an important force in the other two. Together, we believe we would have the best products for all four markets. We are already excited about the two markets in which we currently participate. Becoming leaders in the other two markets as well would add to our strength. TCA is a strong and profitable company with good people, sound technology and an interesting developmental pipeline. We think


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         that it is more valuable in our hands than in anyone else's because we believe that a number of ABIOMED's proprietary technologies would improve TCA's products. Our product lines are complementary, with no overlaps, as are our development projects. We sell our products to the same customers and have operated with great respect for one another. The combination of ABIOMED and TCA would bring together the two strongest field clinical, technical and sales teams in our industry, and would offer an unparalleled level of customer service on behalf of heart failure patients. We believe that ABIOMED's prospects without this acquisition remain excellent but our prospects would be even better together. While TCA would make a nice addition to ABIOMED, we do not compete with them, and if our proposed transaction with TCA does not proceed, there will be no negative effect on ABIOMED's prospects in existing markets.

Q.       Why submit a bid to purchase TCA now, rather than earlier?
A. There are three primary reasons why we have elected to more actively pursue TCA now. First, the opportunity only recently presented itself within a fair price range where we could make a superior offer for TCA without unacceptable dilution for our existing shareholders. Second, through the second half of 2000, ABIOMED focused a great deal of energy and resources on the key milestone of preparing and filing our IDE submission to begin clinical testing of the AbioCor(TM) Implantable Replacement Heart. The replacement heart opportunity is the largest of the four circulatory support markets and we will not compromise our ability to succeed there. With the IDE submission behind us, we are prepared to give more attention to other strategic initiatives. Finally, we have been listening to our customers, who include TCA's largest customers and who have been telling us that they would be excited about the combination of our two companies.

Q.       Is this a friendly offer?
A. Absolutely. Our offer is before the TCA Board. We expect and trust that they will review it carefully and make a decision consistent with their fiduciary


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         responsibility. They have both the responsibility and the choice to make the proper decision. We made our offer confidentially, and spoke in public only after our offer was disclosed by participants in the now pending transaction. If we are successful, we are confident that we can build on a positive relationship with TCA, and work together with them to ensure success as a joint working team on a going forward basis. If they elect to stay with their existing merger we will continue to work to grow ABIOMED in our present markets and will selectively pursue other synergistic opportunities.

Q.       Have there been negotiations between ABIOMED and TCA?
A. No. We have informed them that we are prepared to answer any questions that they may have. We have also offered to meet with them to review the advantages of combining ABIOMED and TCA. We understand that they may have certain contractual restrictions that have prevented them from contacting us.

Q. ABIOMED's offer contains a cap on the amount of stock you are willing to transfer. Might this decrease the value of ABIOMED's bid?
A. If TCA accepts our offer we do not expect the cap to come into play. Our offer is very straightforward. We have essentially mirrored the terms and conditions of TCA's merger agreement with Thoratec such that the only material difference is price. We have offered a fixed price, while the price that Thoratec has offered has been volatile. We believe that we have presented a superior offer to the Thoratec offer that does not have price uncertainty. Throughout the period of our proposals to TCA, we calculate that ABIOMED's offers have been approximately $3 per share higher than the offer from Thoratec. To offer a fixed price, we needed to do two things to succeed. First, we needed to be confident in ourselves because the calculation of shares to be distributed is based on the future value of ABIOMED's stock. Second, we needed to ensure that our offer would be considered superior under the merger agreement between TCA and Thoratec.

Q.       Why did you increase the cash component in the January 11th offer?


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A.       We believe that TCA's Board would prefer a larger cash component which is consistent with our desire to minimize the number of shares that we issue.

Q.       Is your offer dependent upon securing financing?
A. Our current offer, which includes a minimum of $2.50 per share in cash, would be funded from the cash on hand of the two companies. Given that we would prefer to issue as few shares as possible. We are prepared to review potential ways to increase the cash portion of our offer further if TCA responds to us that this would be desirable to them, provided that we continue to retain sufficient funds to support operations.

Q. If TCA were to accept your offer, how long would it take to close the transaction?
A. We are prepared to move very quickly. Because our products do not compete, we would not anticipate regulatory delays. Furthermore, our close geographic proximity, good understanding of their business and respect for their people will help facilitate a swift and effective integration process. And, because the culture, missions and customers of both companies are very similar, we believe that we are well positioned to succeed.

The above questions and answers contain forward looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements, including integration of acquisitions, ability to sustain and manage growth, changing market conditions, and other risks detailed in the Company's filings with Securities and Exchange Commission.

This material is not a substitute for the proxy statement/prospectus included in the registration statement which would be filed with the Securities and Exchange Commission by ABIOMED in connection with this proposed business combination with Thermo Cardiosystems. Investors are urged to read any such proxy statement/prospectus because it will contain important information, including detailed risk factors. The registration statement that would be filed by ABIOMED, as well as the proxy


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statement/prospectus and other documents filed with the SEC by ABIOMED, will be available free of charge at the SEC's website (www.sec.gov) and from ABIOMED.

ABIOMED, its directors and certain of its executive officers may be considered participants in any solicitation of proxies made in connection with the proposed business combination. Information concerning ABIOMED's directors and executive officers can be found in the documents filed or to be filed with the SEC, including any such proxy statement/prospectus.